Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

2021 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2021.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2021.

The Company’s targeted net production for 2021 is 545 million to 555 million barrels of oil equivalent (BOE)*, of which, production from China and overseas accounts for approximately 68% and 32%, respectively. The Company’s net production for 2020 is expected to be approximately 528 million BOE. The Company’s net production for 2022 and 2023 are estimated to be 590 million to 600 million BOE and 640 million to 650 million BOE, respectively.

The Company’s total capital expenditure for 2021 is budgeted at RMB 90 billion to RMB 100 billion. The capital expenditures for exploration, development, production and others will account for approximately 17%, 61%, 20% and 2% of the total capital expenditure, respectively.

In 2021, the Company plans to drill 217 exploration wells and acquire approximately 17 thousand square kilometers 3-Dimensional (3D) seismic data.

In 2021, 19 new projects are expected to come on stream, mainly including Lingshui 17-2 gas fields development, Lufeng oil fields regional development and Caofeidian 6-4 oil field in offshore China, Buzzard oil field phase II in UK and Mero I oil field in Brazil.

In the future, the Company will continue to strengthen its efforts in nature gas exploration and promote further production growth. Meanwhile, the Company will focus on investment returns, maintain its cost competitiveness, optimize the layout of overseas assets, and adhere to the low-carbon development principle.

* Including our interest in equity-accounted investees.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 4 February 2021

As at the date of this announcement, the Board comprises:	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen
Executive Directors Xu Keqiang Hu Guangjie	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.